Room 4561

October 16, 2007

Rinat Remler
Vice President & Chief Financial Officer
Elron Electronic Industries LTD.
3 Azrieli Center
42$^{nd}$ Floor
Tel-Aviv, Israel 67023

**Re:     Elron Electronic Industries LTD.**
          **Form 20-F for the year ended December 31, 2006**
          **Filed June 27, 2007**
          **File No. 000-11456**

Dear Mr. Remler:

We have completed our review of your Form 20-F and the related filings, and do not, at this time, have any further comments.

                              Sincerely,

                              Stephen Krikorian
                              Accounting Branch Chief